UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT 1934

For the Fiscal Year Ended Dec. 31, 2003

New Century Energies, Inc.

Employees’ Savings and Stock Ownership Plan for
Bargaining Unit Employees and Former Non-Bargaining Unit Employees

and

New Century Energies, Inc.
Employee Investment Plan for
Bargaining Unit Employees and Former Non-Bargaining Unit Employees

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission file number 001-03034

XCEL ENERGY INC.

(Name of issuer of the securities held pursuant to the plan)

800 Nicollet Mall
Minneapolis, Minn. 55402
(Address of principal executive offices)

Page(s)
Financial Statements
New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan)
- Report of Independent Registered Accounting Firm	2
- Statements of Net Assets Available for Benefits as of Dec. 31, 2003 and 2002	3
- Statements of Changes in Net Assets Available for Benefits for the Years Ended Dec. 31, 2003 and 2002	4
New Century Energies, Inc. Employee Investment Plan For Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan)
- Report of Independent Registered Accounting Firm	5
- Statements of Net Assets Available for Benefits as of Dec. 31, 2003 and 2002	6
- Statements of Changes in Net Assets Available for Benefits for the Years Ended Dec. 31, 2003 and 2002	7
Notes to Financial Statements for the BU Savings Plan and EIP Savings Plan	8-14
Supplemental Schedules of Assets (Held at Year End) and Reportable Transactions
-BU Savings Plan (Schedules 1-2)	15-16
-EIP Savings Plan (Schedules 3-4)	17-18
Signature	19
Exhibits
Exhibit 23.01: Consent of Ind Reg Pub Acctg Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

New Century Energies Employees’ Savings and
  Stock Ownership Plan for Bargaining Unit Employees
  and Former Non-Bargaining Unit Employees

We have audited the accompanying statements of net assets available for benefits of New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE AND TOUCHE LLP

June 11, 2004

NEW CENTURY ENERGIES, INC.
EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DEC. 31,

	2003	2002
ASSETS:
Investments, at fair value:
Xcel Energy Common Stock fund (notes 1, 5 and 10)
Participant directed	$8,012,039	$4,378,451
Non-participant directed	45,103,356	28,681,202

	53,115,395	33,059,653
Investments in registered investment companies:
Vanguard PRIMECAP fund	80,669,887	60,474,791
Vanguard Wellington fund	39,455,674	34,893,891
Vanguard 500 Index fund	15,735,619	11,341,072
Vanguard Total Bond Market Index fund	14,869,168	16,109,231
American Century Value fund	3,906,736	3,065,887
American Funds EuroPacific Growth fund	2,381,698	1,890,120
American Funds SMALLCAP World fund	2,386,905	1,443,075

	159,405,687	129,218,067
Investments in common/collective trusts:
Vanguard Retirement Savings Trust fund	36,149,275	35,948,844

Participant loans (note 6)	5,654,184	5,978,200

Total investments	254,324,541	204,204,764

Receivables:
Xcel Energy contributions (notes 1 and 3)	6,145,542	3,959,914
Employee contributions (notes 1 and 3)	—	343,495
Dividend receivable	586,522	563,517

Total receivables	6,732,064	4,866,926

Total assets	261,056,605	209,071,690

Net assets available for benefits	$261,056,605	$209,071,690

See Notes to Financial Statements

NEW CENTURY ENERGIES, INC.
EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DEC. 31,

	2003	2002
Net investment (loss)/income:
Interest and dividend income	$6,315,996	$7,422,023
Interest income on participant loans	332,297	377,509
Net (depreciation)/appreciation in fair value of:
Xcel Energy Common Stock fund (note 10)	18,258,298	(44,180,861)
Registered investment companies	32,480,518	(30,997,926)
Common/collective trusts	—	783

	57,387,109	(67,378,472)
Contributions:
Xcel Energy contributions	6,145,542	3,956,308
Participant contributions	10,207,099	10,552,740

	16,352,641	14,509,048
Withdrawals, distributions and expenses:
Distributions to participants – cash and common stock	(19,739,047)	(16,530,295)
Dividends paid to participants	(2,015,788)	(3,447,239)

	(21,754,835)	(19,977,534)
Net increase/(decrease) in net assets available for benefits	51,984,915	(72,846,958)

Net assets available for benefits at beginning of year	$209,071,690	$281,918,648

Net assets available for benefits at end of year	$261,056,605	$209,071,690

See Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

New Century Energies Employee Investment Plan
  For Bargaining Unit Employees and
  Former Non-Bargaining Unit Employees

We have audited the accompanying statements of net assets available for benefits of New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE AND TOUCHE LLP

June 11, 2004

NEW CENTURY ENERGIES, INC.
EMPLOYEE INVESTMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DEC. 31,

	2003	2002
ASSETS:
Investments, at fair value:
Xcel Energy Common Stock fund (notes 1, 5 and 10):
Participant directed	$19,906,474	$12,337,090
Non-participant directed	11,145,066	7,249,246

	31,051,540	19,586,336
Investments in registered investment companies:
Vanguard PRIMECAP fund	719,425	375,914
Vanguard Wellington fund	250,006	157,267
Vanguard 500 Index fund	484,171	237,677
Vanguard Total Bond Market Index fund	459,325	438,290
American Century Value fund	2,143,772	1,643,297
American Funds EuroPacific Growth fund	801,091	563,065
American Funds SMALLCAP World fund	72,638	38,106

	4,930,428	3,453,616
Investment in common/collective trusts:
Vanguard Retirement Savings Trust fund	347,190	255,266

Total investments	36,329,158	23,295,218

Receivables:
Xcel Energy contributions (notes 1 and 3)	117,760	280,759
Employee contributions (notes 1 and 3)	—	88,746
Dividend receivable	342,884	333,858

Total receivables	460,644	703,363

Total assets	36,789,802	23,998,581

Net assets available for benefits	$36,789,802	$23,998,581

See Notes to Financial Statements

NEW CENTURY ENERGIES, INC.
EMPLOYEE INVESTMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DEC. 31,

	2003	2002
Net investment income:
Interest and dividend income	$1,452,519	$1,976,444
Net (depreciation)/appreciation in fair value of:
Xcel Energy Common Stock fund (note 10)	10,637,978	(26,903,919)
Registered investment companies	925,596	(621,096)
Common/collective trusts	4,177	—

	13,020,270	(25,548,571)
Contributions:
Xcel Energy contributions	451,329	1,001,490
Participant contributions	2,223,740	2,434,489

	2,675,069	3,435,979
Withdrawals, distributions and expenses:
Distributions to participants — cash and common stock	(1,563,575)	(2,686,343)
Dividends paid to participants	(1,340,543)	(2,165,840)

	(2,904,118)	(4,852,183)

Net increase/(decrease) in net assets available for benefits	12,791,221	(26,964,775)

Net assets available for benefits at beginning of year	$23,998,581	$50,963,356

Net assets available for benefits at end of year	$36,789,802	$23,998,581

See Notes to Financial Statements

NEW CENTURY ENERGIES, INC., EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
and
NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT
EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLANS

The following includes plan descriptions of the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan) and the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan). The BU Savings Plan and EIP Savings Plan are collectively known as the “Plans”. Participants should refer to each Plan’s agreement and to the “Prospectus and Supplemental Summary Plan Description Report” for a more complete description of each Plan’s provisions. The Notes to Financial Statements generally apply to both plans and specific disclosures are presented to address matters for individual plans, where applicable.

On Aug. 18, 2000 Northern States Power Co. (NSP) and New Century Energies, Inc. (NCE) merged and formed Xcel Energy Inc. (Xcel Energy).

General - The Plans are employee benefit plans which provide eligible employees of participating subsidiaries of Xcel Energy the opportunity to participate in tax deferred savings plans. Each plan also provides for the ownership of Xcel Energy common stock through employee contributions and employer matching contributions. The Plans are defined contribution plans and the BU Savings Plan includes an employee stock ownership plan. Each Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan and Trust Management – The Plan Administrator of each plan is appointed by Xcel Energy’s Board of Directors and has authority to control and manage the operation and administration of each plan. The Plans’ assets are held by a trustee under a trust agreement(s) as adopted or amended by Xcel Energy. Each plan values the individual participants’ accounts daily based on the current market value of each type of asset. The Vanguard Group is the recordkeeper and Vanguard Fiduciary Trust Co. is the trustee for the Plans.

Participation -

BU Savings Plan

The BU Savings Plan allows for a full-time employee covered by a collective bargaining agreement to become a participant of this plan on or after the date the full-time employee first performs an hour of service for Xcel Energy, while a part-time employee (one who works less than 40 hours per week) must complete one year and 1,000 hours of service to become eligible. Certain former non-bargaining unit employees (i.e. substantially employees who terminated or retired before July 1, 1998) continue to participate in the BU Savings Plan. Temporary employees are not eligible to participate in the BU Savings Plan.

EIP Savings Plan

The EIP Savings Plan allows for a full-time employee covered by a collective bargaining agreement to become a participant in this plan on or after the first day of the calendar quarter the employee completes one year of service. Certain former non-bargaining unit employees (i.e. substantially employees who terminated or retired before July 1, 1998) continue to participate in the EIP Savings Plan. Part-time and temporary employees are not eligible to participate in the EIP Savings Plan.

Employee and Xcel Energy Contributions - Each plan allows participants to contribute a portion of their pre-tax compensation and allows for a discretionary Xcel Energy matching contribution (see Note 3). The BU Savings Plan also allows an after-tax contribution.

Vesting - Employees in each plan are immediately vested in all contributions, their own as well as Xcel Energy matching contributions.

Distributions - Distributions of the full balance of a participant’s accounts can only be made for the following reasons: 1) upon retirement, 2) upon total and permanent disability, 3) at death of a plan member (payment made to beneficiary), or 4) upon separation from Xcel Energy, including its participating subsidiaries.

Members of these plans who become eligible for distributions will receive their vested account balances in the funds and Xcel Energy common stock shares already allocated to the member as soon as is practical following the receipt of completed forms by the recordkeeper. Certain payment elections can also be made by telephone or online. Any amount not invested in Xcel Energy common stock will be paid in cash. For the BU Savings Plan, Xcel Energy common stock can be transferred in shares, or cash, or a combination of both (all fractional shares will be paid in cash). For the EIP Savings Plan, Xcel Energy common stock can be transferred in shares (fractional shares paid in cash).

For each plan, if the total amount of the member’s vested account exceeds $5,000, such plan cannot make a distribution until the member reaches age 65, unless the member consents in writing to an earlier date. If the total amount is less than $5,000, the amount will be distributed as soon as administratively possible.

All vested account balances remaining in these plans after the member decides to terminate employment with Xcel Energy for any reason, will be invested in the funds of the member’s choice (except that Xcel Energy contributions will continue to be held in the Xcel Energy Common Stock fund). For the BU Savings Plan which provides for participant loans (see Note 6), the member will not be eligible for loans or withdrawals. If the member has an outstanding loan when they or their beneficiary are to receive a distribution, the loan balance will be deducted from their distribution. The member will continue to receive their share of investment earnings and dividend distributions until the account is completely distributed.

Participants who are age 55 or older and who have completed at least ten years of participation in the Plan may elect to diversify a portion of their Xcel Energy common stock fund investment held in an Employee Stock Ownership Program as allowed in the Internal Revenue Code (IRC).

Termination of the Plans – While Xcel Energy expects to continue the Plans, it reserves the right in its sole and absolute discretion to amend, modify, change or terminate these plans or any other benefit plan Xcel Energy may currently provide. Xcel Energy makes no commitments or representations concerning the continuation of these Plans. If Xcel Energy were to terminate the Plans, assets would be distributed in accordance with ERISA.

Administrative Expenses – Xcel Energy pays certain administrative expenses of the Plans. Certain investment advisory, trustee and recordkeeping fees are paid by the Plans.

Dividends -

BU Savings Plan

For the BU Savings Plan, dividends earned on the common stock purchased with Xcel Energy contributions are distributed quarterly to these plan participants in cash and are taxed to the participants as ordinary dividend income. Dividends earned on the common stock purchased with employee contributions are automatically reinvested in the common stock fund and are considered taxable income when they are distributed from the BU Savings Plan.

EIP Savings Plan

For the EIP Savings Plan, dividends earned on the common stock purchased with Xcel Energy and employee contributions are distributed quarterly to these plan participants in cash and are taxed to the participants as ordinary dividend income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of each plan have been prepared under the accrual method of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - Registered Investment Companies - The investments of the Plans are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by these plans at year-end. Xcel Energy’s common stock is valued at its quoted market price. The change in the difference between fair value and the cost of investments, including realized gains and losses and unrealized appreciation (depreciation) is reflected in the statements of changes in net assets available for benefits.

Investment Valuation and Income Recognition - Common/Collective Trusts - The Vanguard Retirement Savings Trust fund invests mainly in guaranteed investment contracts and alternative investment contracts. These contracts are carried in the Vanguard Retirement Savings Trust fund’s audited financial statements at fair value, which approximates contract value. The investment in the Vanguard Retirement Savings Trust fund in the accompanying financial statements is valued at the appropriate plan’s proportionate interest in the fund as of the financial statement date. Interest rates earned on the investment change daily. In general, the investments in this fund are of a high credit quality and short-term average maturities.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

Payment of Benefits – Benefit disbursements are recorded when paid.

3.	PLAN FUNDING

Employee and Xcel Energy Contributions (EIP Savings Plan) - Participants may elect to contribute (in multiples of 1 percent) up to 15 percent of their pre-tax annual compensation, as defined in the EIP Savings Plan. On Aug. 1, 2003, a “catch-up” contribution feature was added to the EIP Savings Plan. Participants age 50 or older, or turning 50 during the plan year, may make additional pre-tax contributions (subject to an annual dollar limit) in excess of the plan limit or statutory limit. Xcel Energy, at its discretion, may make matching contributions and/or additional discretionary contributions to this plan each plan quarter in cash or shares of Xcel Energy’s common stock. Xcel Energy contributions are subject to certain limitations. For the years ended Dec. 31, 2003 and 2002 Xcel Energy contributed amounts to this plan in accordance with the EIP Savings Plan agreement. Management considers dividends paid to participants on shares of Xcel Energy common stock, the tax savings resulting from these dividends and Xcel Energy matching contributions to this plan when determining the quarterly discretionary contribution. Xcel Energy’s contributions for a plan year may be made at any time during the plan year or soon after the end of the plan year.

Participants may direct 100 percent of their rollover contributions. Until April 1, 2003, EIP Savings Plan participants could direct up to 25 percent of their pre-tax contributions and the Xcel Energy matching contributions. Beginning on April 1, 2003, participants can now direct 100 percent of their pre-tax contributions to any of the nine investment funds under the Plan. Effective with the 2003 plan year, all Xcel Energy matching contributions will be fully invested in the Xcel Energy Common Stock fund. Any dividends and interest earned on investments directed by participants will be reinvested in each of those same investments automatically. If participants did not select one of the investment options, all of their contributions will be invested in the Xcel Energy Common Stock fund.

The Employee Investment Plan provides for two levels of discretionary Xcel Energy contributions: (1) matching contributions based on employee deferrals, and (2) contributions based on each eligible employee’s covered base pay. The amount of these contributions, if any, is based on the tax savings resulting from the Xcel Energy contribution and the payment of the pass through dividends, and is allocated to each eligible participant’s account on a quarterly basis. Xcel Energy contributions were approximately $0.5 million for the 2003 plan year and $1.0 million for the 2002 plan year. The reduction in the dividend rate on Xcel Energy common stock had a proportional effect on the amount of the 2003 Xcel Energy contributions.

Employee Contributions (BU Savings Plan) - The BU Savings Plan allows employees to contribute (in multiples of 1 percent) between 1 percent and 15 percent of their annual compensation in pre-tax contributions and between 1 percent and 8 percent in after-tax contributions. The combination of pre-tax and after-tax contributions cannot exceed 15 percent. Contributions may be deferred for income tax purposes, up to the IRC Section 402(g) limit. On Aug. 1, 2003 a “catch-up” contribution feature was added to the BU Savings Plan. Participants age 50 or older, or turning 50 during the plan year, may make additional pre-tax contributions (subject to an annual dollar limit) in excess of the plan limit or statutory limit. A member can change their percentage of authorized compensation to be contributed to the plan on a daily basis, to become effective the first day of the payroll period following receipt of the change by The Vanguard Group.

Xcel Energy Contributions (BU Savings Plan) - Xcel Energy may contribute cash or shares of common stock of Xcel Energy to the BU Savings Plan. Xcel Energy’s contributions for a plan year may be made at any time during the plan year or soon after the end of the plan year. Xcel Energy contributed Xcel Energy common stock valued at approximately $6.1 million for the 2003 plan year and approximately $4.0 million for the 2002 plan year. The number of shares of common stock contributed was determined using Xcel Energy’s average common stock price for the plan year, and each participant’s annual contribution eligible for matching (100 percent of the first 3 percent, and 50 percent of the next 4 percent of a participant’s contribution).

4.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed Xcel Energy by letters dated Oct. 9, 2003 that the BU Savings Plan and the EIP Savings Plan are designed in accordance with applicable sections of the IRC. The EIP Savings Plan and the BU Savings Plan have been amended since receiving the determination letter; however, the Plan sponsor believes that they are currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been made in the EIP Savings Plan’s or BU Savings Plan’s financial statements.

5.	NONPARTICIPANT – DIRECTED INVESTMENTS

Information on the net assets and the significant components of the change in net assets available for benefits relating to each Plan’s nonparticipant – directed investment (Xcel Energy Common Stock fund) is shown below:

	Dec. 31,
	2003	2002
Net Assets:
BU Savings Plan
Xcel Energy Common Stock fund	$45,103,356	$28,681,202
Xcel Energy contribution receivable	6,145,542	3,959,914

	$51,248,898	$32,641,116

EIP Savings Plan:
Xcel Energy Common Stock fund	$11,145,066	$7,249,246
Xcel Energy contribution receivable	115,268	251,717

	$11,260,334	$7,500,963

	For the year ended Dec. 31, 2003
	BU Savings	EIP Savings
	Plan	Plan
Changes in Net Assets Available for Benefits:
Net appreciation in fair value of investments	$15,736,317	$3,853,246
Contributions	6,145,542	451,329
Withdrawals, distributions and expenses	(3,227,659)	(562,482)
Transfers to participant-directed investments, net	(46,418)	17,278

Net increase	$18,607,782	$3,759,371

6.	PARTICIPANT LOANS

BU Savings Plan

A participant may elect to borrow funds from their account in any amount greater than $1,000, but less than 50 percent of the participant’s pre-tax account balance. In no event can a member borrow more than $50,000, minus the participant’s highest outstanding loan balance in the previous 12 months. Loans are for a period not to exceed 5 years for non-home loans or 15 years for home loans. The loans bear interest at a rate determined by Xcel Energy based on prevailing market rates. A participant can only have one loan outstanding at a time. Repayment of the loans, plus interest, is credited to each participant’s account, as paid.

7.	RELATED PARTY TRANSACTIONS

Certain investments of the Plans are shares of Xcel Energy Common Stock. Also, certain investments of the Plans are shares of common/collective trust funds and short-term investments managed by Vanguard Fiduciary Trust. Vanguard is the trustee as defined by the Plans. These transactions are considered exempt party-in-interest transactions.

8.	RISKS AND UNCERTAINTIES

The Plans provide for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9.	SIGNIFICANT PLAN ASSETS

At Dec. 31 the market value of each of the following investments was in excess of 5 percent of the Plans’ net assets:

	2003	2002
BU Savings Plan
Xcel Energy Common Stock (note 10)	$52,857,210	$32,884,029
Vanguard PRIMECAP fund	80,669,887	60,474,791
Vanguard Wellington fund	39,455,674	34,893,891
Vanguard 500 Index fund	15,735,619	11,341,072
Vanguard Total Bond Market Index fund.	14,869,168	16,109,231
Vanguard Retirement Savings Trust fund	36,149,275	35,948,844
EIP Savings Plan:
Xcel Energy Common Stock (note 10)	$30,900,603	$19,482,287
American Century Value fund	2,143,772	1,643,297

10.	XCEL ENERGY STOCK FUND

BU Savings Plan:

	2003		2002
	Employee	Employer	Employee	Employer
	directed	directed	directed	directed
Shares of Xcel Energy common stock	469,558	2,634,352	395,926	2,593,531
Xcel Energy common stock	$7,973,094	$44,884,116	$4,355,191	$28,528,838
VGI prime money market	48,809	274,768	17,242	112,942
Receivables, payables and other	(9,864)	(55,528)	6,018	39,422

Total	$8,012,039	$45,103,356	$4,378,451	$28,681,202

EIP Savings Plan

	2003		2002
	Employee	Employer	Employee	Employer
	directed	directed	directed	directed
Shares of Xcel Energy common stock	1,166,650	653,174	1,115,596	655,521
Xcel Energy common stock	$19,809,711	$11,090,892	$12,271,551	$7,210,736
VGI prime money market	121,270	67,895	48,581	28,546
Receivables, payables and other	(24,507)	(13,721)	16,957	9,964

Total	$19,906,474	$11,145,066	$12,337,089	$7,249,246

11.	LEGAL CONTINGENCY

On Sept. 23, 2002, Xcel Energy Inc. representatives were made aware of a complaint filed in Federal District Court for the District of Colorado (the “Complaint”). The Plaintiffs include two participants in the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees and the Xcel Energy 401(k) Savings Plan. The Complaint names as Defendants Xcel Energy Inc. as well as the Board of Directors and certain company officers. The Complaint also asserts that the Defendants breached their fiduciary duties under ERISA by; (a) investing an unreasonably large percentage of the Plan’s assets in company stock, (b) failing adequately to investigate and monitor the merits of the investments in company stock, (c) failing to take steps to eliminate or reduce the amount of company stock in the plans, (d) choosing to communicate with plan participants about these matters and then failing to give them accurate and adequate information, and (e) maintaining restrictions on the company stock held in the plans. As a result of such alleged violations, the Plaintiffs seek unspecified damages, including equitable relief, costs and attorney’s fees.

Xcel Energy denies all allegations, and intends to defend itself vigorously on all accounts. Xcel Energy has successfully consolidated all suits in Federal District Court in Minnesota. Xcel Energy has filed motions for dismissal, and those motions were heard and decided in March 2004, denying the motions to dismiss in part and granting them in part.

Schedule 1

NEW CENTURY ENERGIES, INC. ESSOP FOR BARGAINING UNIT EMPLOYEES

Schedule of Assets (Held at Year End)
As of Dec. 31, 2003

New Century Energies, Inc. ESSOP for Bargaining Unit Employees, EIN 41-0448030

Attachment to Form 5500, Schedule H, Line 4(i):

Identity of Issue	Investment Type	Cost	Current Value
American Century Value fund	Registered Investment Co.	$3,346,763	$3,906,736
American Funds EuroPacific Growth fund	Registered Investment Co.	2,598,400	2,381,698
American Funds SMALLCAP World fund	Registered Investment Co.	2,691,166	2,386,904
* Vanguard 500 Index fund	Registered Investment Co.	13,781,251	15,735,619
* Vanguard PRIMECAP fund	Registered Investment Co.	61,961,770	80,669,887
* Vanguard Total Bond Market Index fund	Registered Investment Co.	14,491,271	14,869,168
* Vanguard Wellington fund	Registered Investment Co.	36,119,392	39,455,675
* Vanguard Retirement Savings Trust	Common/Collective Trust	36,149,275	36,149,275
* Xcel Energy Inc. common stock in Xcel Energy stock fund	Company Stock Fund	55,039,459	52,857,210
* VGI money market in Xcel Energy stock fund	Company Stock Fund	323,577	323,577
* Receivables, payables, and other in Xcel Energy stock fund	Company Stock Fund	(65,392)	(65,392)
* Loan fund	5.00% - 7.83%	—	5,654,184

		$226,436,932	$254,324,541

*	Party in Interest

Schedule 2

NEW CENTURY ENERGIES, INC. ESSOP FOR BARGAINING UNIT EMPLOYEES

Schedule of Reportable Transactions *
Year Ended Dec. 31, 2003

New Century Energies, Inc. ESSOP for Bargaining Unit Employees, EIN 41-0448030

Attachment to Form 5500, Schedule H, Line 4(j):

	Description of Asset
	(include interest rate and maturity in				Historical Cost
Identity of Party Involved	the case of a loan)	Purchase Price	Selling Price		of Asset
The Vanguard Group	Xcel Energy Inc. common stock	$7,713,171	$		$
The Vanguard Group	Xcel Energy Inc. common stock			5,915,726	6,535,558

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Current Value of
	Description of Asset	Asset on
	(include interest rate and maturity in	Transaction	Historical Gain
Identity of Party Involved	the case of a loan)	Date	(Loss)
The Vanguard Group	Xcel Energy Inc. common stock	$7,713,171	$
The Vanguard Group	Xcel Energy Inc. common stock	5,915,726	(619,832)

*	Transactions or a series of transactions in excess of 5 percent of the current value of the Plan’s assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

Schedule 3

NEW CENTURY ENERGIES, INC. EIP FOR BARGAINING UNIT EMPLOYEES

Schedule of Assets (Held at Year End)
As of Dec. 31, 2003

New Century Energies, Inc. EIP for Bargaining Unit Employees, EIN 41-0448030

Attachment to Form 5500, Schedule H, Line 4(i):

Identity of Issue	Investment Type	Cost	Current Value
American Century Value Fund	Registered Investment Company	$1,842,686	$2,143,772
American Funds EuroPacific Gro	Registered Investment Company	886,382	801,091
SMALLCAP World	Registered Investment Company	77,060	72,639
* Vanguard 500 Index Inv	Registered Investment Company	490,564	484,171
* Vanguard PRIMECAP Fund	Registered Investment Company	707,677	719,425
* Vanguard Total Bond Mkt Index	Registered Investment Company	450,963	459,325
* Vanguard Wellington Inv	Registered Investment Company	240,803	250,006
* Vanguard Retirement Savings Trust	Common/Collective Trust	347,189	347,189
* Xcel Energy Inc. common stock in Xcel Energy stock fund	Company Stock Fund	34,586,378	30,900,603
* VGI money market in Xcel Energy stock fund	Company Stock Fund	189,165	189,165
* Receivables, payables, and other in Xcel Energy stock fund	Company Stock Fund	(38,228)	(38,228)

Total assets held for investment purposes		$39,780,639	$36,329,158

*	Party in Interest

Schedule 4

NEW CENTURY ENERGIES, INC. EIP FOR BARGAINING UNIT EMPLOYEES

Schedule of Reportable Transactions *
Year Ended Dec. 31, 2003

New Century Energies, Inc. EIP for Bargaining Unit Employees, EIN 41-0448030

Attachment to Form 5500, Schedule H, Line 4(j):

	Description of Asset
	(include interest rate and maturity in				Historical Cost
Identity of Party Involved	the case of a loan)	Purchase Price	Selling Price		of Asset
The Vanguard Group	Xcel Energy Inc. common stock	$1,340,543	$		$
The Vanguard Group	Xcel Energy Inc. common stock			1,340,543	1,340,543
The Vanguard Group	Xcel Energy Inc. common stock	2,638,503
The Vanguard Group	Xcel Energy Inc. common stock			1,808,715	2,463,274

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Current Value of
	Description of Asset	Asset on
	(include interest rate and maturity in	Transaction	Historical Gain
Identity of Party Involved	the case of a loan)	Date	(Loss)
The Vanguard Group	Xcel Energy Inc. common stock	$1,340,543	$
The Vanguard Group	Xcel Energy Inc. common stock	1,340,543	—
The Vanguard Group	Xcel Energy Inc. common stock	2,638,503
The Vanguard Group	Xcel Energy Inc. common stock	1,808,715	(654,559)

*	Transactions or a series of transactions in excess of 5 percent of the current value of the Plan’s assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

XCEL ENERGY INC.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 28, 2004.

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND
STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES
AND FORMER NON-BARGAINING UNIT EMPLOYEES

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT
PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER
NON-BARGAINING UNIT EMPLOYEES

By /s/ PARKER W. NEWCOMB

Parker W. Newcomb
Vice President, Human Resources
Member, Pension Trust Administration Committee

Exhibit Index

Exhibit no.	Description
23.01	Consent of Ind Reg Pub Acctg Firm